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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 21373

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

MAR 01 2005

REPORT FOR THE PERIOD BEGINNING 01/01/2004 (MM/DD/YY) AND ENDING 12/31/2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Gabelli & Company, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Corporate Center
(No. and Street)

Rye (City) New York (State) 10580-1422 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Richard C. Sell, Jr. **(914) 921-5156**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

5 Times Square	**New York**	**NY**	**10036**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 29 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Richard C. Sell, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Gabelli & Company, Inc., as of December 31, 2004, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KARYN-MARIE PRYLUCKI
Notary Public - State of New York
No. 01NA5078512
Qualified in Westchester County
My Comm. Expires May 7, 2005

Signature

Controller/Financial & Operations Principal
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (I) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal control.
- ☐ (p) Schedule of segregation requirements and funds in segregation – customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION

Gabelli & Company, Inc.
(SEC No. 8-21373)

December 31, 2004
with Report of Independent Registered Public Accounting Firm

Gabelli & Company, Inc.

Statement of Financial Condition

December 31, 2004

Contents

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder
Gabelli & Company, Inc.

We have audited the accompanying statement of financial condition of Gabelli & Company, Inc. (the "Company") as of December 31, 2004. The statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Gabelli & Company, Inc. at December 31, 2004, in conformity with accounting principles generally accepted in the United States.

Ernst + Young LLP

February 26, 2005

Gabelli & Company, Inc.

Statement of Financial Condition

December 31, 2004

Assets	
Cash and cash equivalents	$ 14,289,194
Investments in securities	14,915,255
Distribution fees receivable	1,954,539
Fixed assets, net of accumulated depreciation and amortization of $877,967	61,667
Prepaid expenses	121,591
Receivables from affiliates	274,378
Receivables from brokers	597,462
Other assets	1,527,999
Total assets	$ 33,742,085
Liabilities and stockholder's equity	
Compensation payable	$ 1,696,798
Distribution fees payable	4,281,104
Income taxes payable to parent (including deferred tax liabilities of $145,013)	167,744
Payables to affiliates	35,278
Accrued expenses and other liabilities	1,091,565
Total liabilities	7,272,489
Stockholder's equity	26,469,596
Total liabilities and stockholder's equity	$ 33,742,085

See accompanying notes.

Gabelli & Company, Inc.

Notes to Statement of Financial Condition

December 31, 2004

A. Organization

Gabelli & Company, Inc. (the "Company") is a wholly-owned subsidiary of Gabelli Securities, Inc. (the "Parent"), which, in turn, is a majority-owned subsidiary of Gabelli Asset Management Inc. ("GBL"). The Company is registered as a broker-dealer with the Securities and Exchange Commission (the "SEC") and is a member of the National Association of Securities Dealers, Inc.

The Company acts as an introducing broker and all securities transactions for the Company and its customers are cleared through and carried by two New York Stock Exchange member firms on a fully disclosed basis. Accordingly, open customer transactions are not reflected in the accompanying statement of financial condition. The Company is exposed to credit losses on these open transactions in the event of nonperformance by its customers, pursuant to conditions of its clearing agreements with its clearing brokers. This exposure is reduced by the clearing broker's policy of monitoring the collateral and credit of the counter parties until the transaction is completed.

B. Significant Accounting Policies

Cash Equivalents

The Company generally classifies money market funds and other highly liquid investments with a maturity of three months or less as cash equivalents.

Receivables from Brokers

Amounts receivable from brokers arise from the purchases and sales of securities.

Investments in Securities

Investments in securities, consisting primarily of common stocks, U.S. government obligations and mutual funds, are stated at quoted market values. All securities transactions are recorded on a trade date basis.

B. Significant Accounting Policies (continued)

Deferred Sales Commissions

Sales commissions paid to financial intermediaries in connection with the sale of shares of open-end Gabelli mutual funds sold without a front-end sales charge are capitalized and amortized over periods not exceeding 8 years, the period of time during which deferred sales commissions are expected to be recovered from distribution plan payments received from those funds and from contingent deferred sales charges received from shareholders of those funds upon redemption of their shares. Contingent deferred sales charges reduce unamortized deferred sales commissions when received. At December 31, 2004, there was $1,136,170 included in other assets for deferred sales commissions.

Depreciation and Amortization

Fixed assets are recorded at cost and are depreciated using the straight-line method over their respective useful lives.

Fair Values of Financial Instruments

The carrying amounts of all assets and liabilities, other than fixed assets, in the statement of financial condition approximate their fair values.

Use of Estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and accompanying notes. Actual results could differ from those estimates.

C. Related Party Transactions

At December 31, 2004, the Company had aggregate investments of $28,477,760 in certain mutual funds and trusts advised by Gabelli Funds, LLC and Gabelli Advisers, Inc. which are affiliates of the Company. This included $14,274,071 invested in the Gabelli U.S. Treasury Money Market Fund which is recorded in cash and cash equivalents in the statement of financial condition. Investments in other Gabelli mutual funds and trusts totaled $14,203,689 and are included in investments in securities.

The Company serves as the principal distributor for mutual funds advised by Gabelli Funds, LLC and Gabelli Advisers, Inc. In connection with its role as principle distributor, the Company recorded distribution fees receivable of $1,954,539 at December 31, 2004.

At December 31, 2004, the receivables from affiliates consisted of compensation and administrative expenses paid by the Company on behalf of affiliates and the payables to affiliates primarily consisted of taxes paid by GBL on behalf of the Company.

D. Investments in Securities

Investments in securities are recorded at quoted market value and consist of the following at December 31, 2004:

Mutual funds	$ 14,291,068
Common stocks	480,542
U.S. government obligations	49,977
Other	93,668
Total	$14,915,255

All investments in securities are pledged to the clearing brokers on terms which permit those parties to sell or repledge the securities to others subject to certain limitations.

E. Retirement Plans

The Company participated in a qualified contributory employee profit sharing plan and an incentive savings plan (the "Plans"), each covering substantially all employees. Company contributions to the Plans are determined annually by GBL's Board of Directors but may not exceed the amount permitted as a deductible expense under the Internal Revenue Code.

F. Income Taxes

The Company accounts for income taxes under the liability method prescribed by Financial Accounting Standards Board Statement No. 109 ("FAS 109"). Under FAS 109, deferred income taxes reflect the net effects of temporary differences between the carrying amounts of assets and liabilities for financial accounting purposes and the amounts used for income tax purposes.

The Company is included in the consolidated U.S. Federal, State, and Local income tax return of GBL. Pursuant to a tax sharing agreement with GBL, the Company's Federal, State, and Local income tax provision is equivalent to the total amount the Company would have recorded for such taxes had the Company filed on a stand-alone basis.

Deferred income taxes relate primarily to the amortization of deferred sales charge, and other timing differences in the recognition of income and expenses for tax and financial reporting purposes.

G. Guarantees

As described in Note A, the Company has agreed to indemnify the clearing broker for losses that it may sustain from the customer accounts introduced by the Company. At December 31, 2004, the total amount of customer balances subject to such indemnification was immaterial (i.e., margin debits). In accordance with applicable NYSE rules, customer balances are typically collateralized by customer securities or supported by other types of recourse provisions.

H. Net Capital Requirement

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 (the "Rule") which specifies, among other requirements, minimum net capital requirements for registered broker-dealers. The Company computes its net capital under the alternative method as permitted by the Rule, which requires that minimum net capital be $250,000. These requirements also provide that equity capital may not be withdrawn or cash dividends paid if certain minimum net capital requirements are not met. At December 31, 2004, the Company had net capital, as defined, of $19,216,365, exceeding the requirement by $18,966,365.